FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____ No     X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding notice of extraordinary general meeting of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on October 14, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2014 third extraordinary general meeting (the “Extraordinary General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 2:00 p.m. on 28 November 2014 at the headquarters the Company at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for considering and approving the following resolution:

ORDINARY RESOLUTION

To consider and approve the proposal regarding the acquisition of the Hainan Power Interests, the Wuhan Power Interests, the Suzhou Thermal Power Interests, the Dalongtan Hydropower Interests, the Hualiangting Hydropower Interests, the Chaohu Power Interests, the Rujin Power Interests, the Anyuan Power Interests, the Jingmen Thermal Power Interests and the Yingcheng Thermal Power Interests. (Note 1)

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this notice, the directors of the Company are:

Cao Peixi
(Executive Director)
Guo Junming
(Non-executive Director)
Liu Guoyue
(Executive Director)
Li Shiqi
(Non-executive Director)
Huang Jian
(Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Li Song
(Non-executive Director)
Li Zhensheng
(Independent Non-executive Director)
Qi Yudong
(Independent Non-executive Director)
Zhang Shouwen
(Independent Non-executive Director)
Yue Heng
(Independent Non-executive Director)
Zhang Lizi
(Independent Non-executive Director)

Beijing, the PRC
14 October 2014

Notes:

1. Please refer to the Company’s announcement dated 14 October 2014 and circular to be issued before the Extraordinary General Meeting for details.

2. Proxy

(i) A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrar Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

(iv) If more than one proxy is appointed by a shareholders such proxies shall only exercise the right to vote by poll.

(v) The resolution set out in this Notice will be voted by poll.

3. Registration procedures for attending the Extraordinary General Meeting

(i) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii) Holders of H Shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 8 November 2014.

(iii) Shareholders may send the reply slip to the Company in person, by post or by fax.

4. Closure of H Share register members

Closure of register of members for the Extraordinary General Meeting

In order to determine the shareholders of H shares who will be entitled to attend the Extraordinary General Meeting, the Company will suspend registration of transfer of shares from 8 November 2014 to 28 November 2014 (both days inclusive).

In order to qualify to attend the Extraordinary General Meeting, shareholders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrar Limited at Rooms 1712-16, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 7 November 2014. Holders of H shares whose names are recorded in the register of member of the Company on 8 November 2014 are entitled to attend the Extraordinary General Meeting.

5. Other Businesses

(i) The Extraordinary General Meeting will last for half day. Shareholders and their proxies who attend the Extraordinary General Meeting shall bear their own travelling and accommodation expenses.

(ii) The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

1712-1716, 17/F, Hopewell Centre
183 Queen’s Road East
Hong Kong

(iii) The business address and contact of the Company are:

Capital Market Department
Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District, Beijing 100031,
The People’s Republic of China
Contact: Yu Gang/Xie Meixin
Telephone No.: (+86)-10-6322 6593/6322 6590
Facsimile No.: (+86)-10-6641 2321
Email: xiemx@hpi.com.cn

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming
Title: Company Secretary

Date:  October 15, 2014